UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of September 2009
Commission File No.: 333-159793
TELESAT CANADA
(Name of Registrant)
1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

EXHIBITS
The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document

99.1	News release dated September 17, 2009 — “Telesat Completes Agreements For Satellite Capacity with Bell TV and EchoStar Corporation”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CANADA
Date: September 17, 2009	By:	/s/ CHRISTOPHER S. DIFRANCESCO
		Name:	Christopher S. DiFrancesco
		Title:	Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Document

99.1	News release dated September 17, 2009 — “Telesat Completes Agreements For Satellite Capacity with Bell TV and EchoStar Corporation”.

4